UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

LEGION M ENTERTAINMENT, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-1996711
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1801 Century Park East, 24th Floor, Los Angeles, CA	90067
(Address of principal executive offices)	(Zip code)

(833) 534-4666

(Registrant’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “Legion M,” “the company” or “we” refers to Legion M Entertainment, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

Introduction

Legion M is an entertainment company formed on March 4, 2016, under the laws of Delaware as a C corporation. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market, finance, and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

The difference is that Legion M is (to our knowledge) the first entertainment company built from the ground up to be owned by fans. We’re taking advantage of historic new equity crowdfunding laws that allow the public to invest in our Company in its earliest stages of development. With Legion M, fans own the Company, fans get behind the scenes and — when we are successful — fans share in the rewards!

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. Fans hold great power in the entertainment industry. After all, we’re the ones who buy the tickets, pay the subscriptions, and decide what to watch. Individually each of us is just a consumer, but when we band together we have undeniable power. And now, thanks to the disruptive new capabilities of equity crowdfunding, we have a first-ever chance to build an entertainment company of our own.

Competitive Advantage

From franchises and IP to talent and influencers, we believe a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do. One that is not focused on sequels and reboots of today’s franchises, but instead on finding original new stories and creating the franchises of tomorrow.

By giving people an ownership stake and a voice in the process, we’re creating a legion of fans that are both financially and emotionally invested in the success of our projects. The bigger that audience gets, the more powerful it becomes.

We believe a company owned by a Legion of emotionally invested shareholders has a number of intrinsic competitive advantages, including:

●	A legion of fans to come out opening night (and bring out all their friends!);
●	A legion of evangelists to share on social media and create grassroots buzz;
●	A legion of scouts to help find the next big thing;
●	A legion of focus group testers to evaluate ideas and harness the “wisdom of the crowd”;
●	A legion of advocates to provide energy, enthusiasm and excitement that help propel the Company forward;
●	A legion of creatives to crowdsource ideas and contribute their talents;
●	A legion of fans to help attract the very best talent to our projects.

We believe the result of all this is an ability to reduce risk and improve the odds of success for everything we do. Our long-term goal is to unite one million fans as shareholders of Legion M. If we’re successful, this has potential to provide hundreds of millions of dollars to develop content that has one million fans standing behind it. It’s an ambitious goal, and one we expect will take many years to achieve. But if we’re successful, we believe it could make us one of the most influential companies in Hollywood.

Current Size of the Legion

At 6AM Pacific Time on May 16, 2016 (the day Regulation CF went into effect), Legion M became one of the first companies in history to launch an equity crowdfunding round under Regulation CF, created by the JOBS Act. Since then, we have completed eight rounds of equity crowdfunding, raising over $17 million from more than 40,000 investors via a combination of Regulation A, Regulation CF, and Regulation D.

In addition to allowing fans to invest via equity crowdfunding, we also allow them to join our community by becoming a free member or following us on social media. We do this for several reasons, including the fact that we want to give people the opportunity to “get to know us” before they invest. We also recognize that there are many people who love the idea of a fan-owned company but for some reason cannot or choose not to invest. As a Company whose power comes from the size and strength of its community, we welcome these people with open arms. As of April 2023 we estimate our total community of investors, members, and followers to be over 150,000 people.

How We Make Money

Entertainment is a complex and rapidly changing industry that employs a variety of business models for the production, distribution and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), we focus on parts of the value chain where we believe having a built-in audience can provide a competitive advantage.

As a startup attempting something that has never been done before, we view many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value that a fan-owned company can provide. Legion M has utilized many different business models, including the ones listed below:

Feature Film Development and Production Financing

Legion M has publicly announced investments in the production of six feature films: Field Guide to Evil, Mandy, Jay and Silent Bob Reboot, Archenemy, This is Not Financial Advice, and Nandor Fodor and the Talking Mongoose. In each of these cases Legion M has made a cash investment in the production of the film in exchange for a potential cash return based on the film’s success. We’ve also announced one project (Mary’s Monster) in which we’ve made an investment in the development of a film that has yet to secure production financing.

The terms of these deals vary widely and are typically subject to several different contracts with the various parties associated with the film. The risk and potential return associated with these investments depends heavily upon the terms of the specific deal and where we fall in the “waterfall” -- the model that determines how (and in what order) revenue earned by the film is distributed amongst all the stakeholders. Thus far, Legion M has participated in relatively low-risk positions at the top of the waterfall (e.g. a fixed-return investment backed by an existing sales agreement that gets paid back once the film is delivered), as well as high-risk positions at the bottom of the waterfall (e.g. a percentage of the “backend” that gets paid after other investors have earned their return). In some cases we’ve also been able to cross-collateralize across alternative revenue streams (e.g. the “Reboot Roadshow” live tour for Jay and Silent Bob Reboot and the Jóhann Jóhannsson soundtrack for Mandy) and/or secure other terms (e.g. guaranteed minimums) that can help decrease risk.

Legion M has also been able to leverage our position as an equity investor in many of these films to tap into other revenue streams, including release partnerships (see “Release and P&A Partnerships” below) and consumer products/media sales (see “Consumer Products and Media” below).

Revenue (when applicable) collected from these projects is categorized as “Project Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. Direct-to-consumer sales of DVDs, Blu-Rays, movie tickets and merchandise are categorized as “Consumer Products and Media Revenue.”

Film and TV Development and Production

Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, licensing IP, packaging talent (e.g., showrunners, actors, directors), creating pitch materials, and pitching projects to financiers, studios, streaming services, networks, distributors and other potential partners. The goal of development is typically to package a project for financing and/or sale so it can be produced.

Legion M has over a dozen projects on our development slate. This includes projects like ICONS: Face to Face where we invested cash to film a pilot, The Emperor’s Blades where we licensed rights to existing novels to develop into a film or TV series, as well as projects like Airship Cowboys and Legion of Comedy where there is little or no cash required, and our investment is primarily the time we spend working with partners to develop the idea. Many of our development stage projects have not been publicly announced.

From an investment standpoint, development projects are generally considered very high risk/reward, meaning that the odds of any given project making it into production are very low, but if you are successful in developing your project into a successful property, the rewards are potentially high.

Legion M has successfully signed deals for three projects from our development slate:

●	In July of 2022 Legion M announced a partnership with William Shatner and Exhibit A Pictures to produce “You Can Call Me Bill,” a feature documentary about the life of William Shatner. The film was independently financed via a Legion M “Fan-First Financing” equity crowdfunding round. As one of the producers on the project, Legion M has potential to earn deferred producers’ fees and “backend” revenue from the project.
●	In August of 2021 Legion M signed a deal with a major streaming provider for the sale of two seasons of an adult animated series developed by Legion M. Due to confidentiality agreements, we have not revealed the name of the project or the streaming partner. Between August 2021 and June 2022, the streamer hired a writing staff and produced outlines for 2 full seasons of episodes and scripts for 1 full season of episodes, however in June of 2022 the streamer told us that they had cut the series from their slate. They told us the series had not been cut due to any creative issues/concerns, but because a change of strategic mandate for the streamer. As of April 2023, Legion M is attempting to sell the project to another buyer.
●	In September of 2021, Legion M began filming The Man in the White Van, a multi-million dollar feature film (true-crime thriller) developed and produced by Legion M with financing provided by a third party. As producers of the movie, Legion M earns fees from the production budget and also has a stake in any back-end profits the film generates (if applicable). The film is expected to premiere in 2023 with a release date TBD.

Working with our partners, Legion M plans to continue pitching our development projects to partners like Netflix, Amazon, Hulu, Apple TV+, FX, Sony, HBOMax, Discovery, Disney+ and more. Every pitch we make is an opportunity to launch a new movie, series, or franchise.

While development is generally considered a “cost center” for most production companies, Legion M has found ways to monetize the process and earn revenue from many of our development projects. For example:

●	In the process of developing Girl With No Name as a feature film and Darknights and Daydreams as a Broadway play, we launched crowdfunding projects that allowed us to bring fans into the development process and offset our development costs.
●	By selling merchandise and media (e.g. autographed books) for projects like The Emperor’s Blades, The Gray Area, Calculated, and The Book we are able to build buzz and generate revenue that reduces our downside risk for these projects.

Revenue (when applicable) generated by our development activities is categorized as “Project Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. Revenue related to sales of consumer products and media (including comics and books) is also categorized as “Consumer Products and Media Revenue.”

Release and P&A Partnerships

As a fan-owned company, Legion M has a lot to offer partners during the release cycle of a film and has engaged in the release of several projects. The terms and structures of these deals varies greatly, including but not limited to the ones listed below:

●	Colossal, where Legion M partnered with NEON to provide cash for “P&A” (an industry term for the marketing and release of a film) in exchange for a potential cash return based on the theatrical success of the film.
●	Bad Samaritan, where Legion M partnered with Dean Devlin’s Electric Entertainment to make an “in-kind P&A investment,” in which Legion M promoted the film in exchange for a potential cash return based on the film’s theatrical success.
●	Tolkien, where Legion M partnered with Searchlight Films (a division of Disney) to earn revenue and exclusives for our members in exchange for supporting the release of the film.

●	Save Yourselves! where Legion M partnered with Bleecker Street to promote the film (which was selected by Legion M Film Scouts at Sundance) in exchange for marketing fees and potential cash return based on the success of the film in its first 2 years of release.
●	The Lord Of The Rings: The Return Of The King where Legion M partnered with Warner Brothers, Fathom Events, and Lost Odyssey for a series or 20th anniversary screenings at over 1,000 theaters in the US and Canada. Legion M paid some of the costs required to get the film back in theaters and was responsible for both promoting the release and working through Lost Odyssey to create bonus content for the release. In exchange Legion M received a percentage of the revenue earned from every ticket sold.

In addition, Legion M has entered release marketing partnerships for many projects for which we had a pre-existing relationship, including Mandy, Jay and Silent Bob Reboot, and The Field Guide to Evil. These partnerships allow us to generate revenue and/or offset marketing costs while supporting projects we have a stake in.

Revenue (when applicable) generated by our release and P&A partnerships is categorized as “Project Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. Direct-to-consumer sales of DVDs, Blu-Rays, movie tickets and merchandise is categorized as “Consumer Products and Media Revenue.”

Consumer Products and Media

Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. In 2018, through our investment in the film Mandy, Legion M acquired an exclusive license to produce merchandise related to the film and sublicense to third party brands and retailers. Through Legion M’s online store (shop.legionm.com) as well as licensing and wholesale partners (which have included Hot Topic, Mondo Tees, Funko, and more) Legion M has sold items ranging from t-shirts and hats to replica props and Halloween masks. Our ability to generate consumer product, media, and licensing revenue tied to our projects creates value for both Legion M and our partners.

Since our success with Mandy, Legion M has acquired merchandising rights to a number of our other projects including Archenemy, “The Left Right Game,” Jay and Silent Bob Reboot, The Emperor’s Blades, Memory: The Origins of Alien, Save Yourselves!, and Darknights and Daydreams. For some of our projects, we sell the project media itself, including DVD’s, Blu-Ray’s, digital movie downloads, books, albums, and comics. In 2020, we expanded into consumables with the addition of Cheddar Goblin Macaroni and Cheese (from the film Mandy) and Archenemy Whiskey to our consumer product portfolio.

Our Consumer Products and Media revenue can come from a number of different sources:

●	Direct to consumer sales through the Legion M channels (including our shop.legionm.com online store and Amazon storefront)
●	Wholesale sales of Legion M product to 3rd party retailers (e.g., Hot Topic)
●	Sublicensing to 3rd party manufacturers and brands (e.g. Funko), where Legion M earns royalties from 3rd parties who create and sell their own products

From an investment perspective (e.g., if we evaluate the time and money we invest in consumer product initiatives using the same criteria we use to evaluate our project initiatives), consumer products offer a number of unique advantages:

●	The risks of launching a new ecommerce product are relatively small – particularly now that “print on demand” technology eliminates the risk associated with inventory requirements for many items.
●	The time required to achieve returns on a new product line is orders of magnitude shorter than film and TV projects. For example, while it can take years to see a return on a successful film project, it’s possible to start making money from merchandise related to a film even before it is even made.
●	Revenue from merchandising comes directly to Legion M, from which we pay royalties that get put into the waterfall (the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). This is a more advantageous position than other models where revenue is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it’s even possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to Legion M.

We also believe that the investments we make in consumer products related to our projects pay dividends beyond the revenue they generate. It’s not a coincidence that successful entertainment companies like Walt Disney and Warner Brothers have robust consumer product divisions to monetize their IP, as branded products are an excellent way to drive awareness and build and nurture fandoms.

Revenue from our consumer products and media sales is broken into two categories:

●	Revenue tied to contracts with our projects (e.g. Mandy, Save Yourselves!, etc.) is included in the “Project Revenue” category.
●	Revenue not tied to contracts with our projects (e.g. Legion M merchandise, our in-house “Auto Focus” brand, etc.) is included in our “Non-Project Revenue” category.

Revenue from both of these categories is broken out in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

Film Distribution

In April of 2019, Legion M announced our first foray into film distribution — a partnership with Screen Media to acquire the North American distribution rights for the documentary Memory: The Origins of Alien. Under this partnership, we’re sharing (in a 50/50 split) all the costs and revenues from the North American distribution of the film across all outlets for the next 20 years. Screen Media is providing the expertise required to distribute the film, while Legion M is providing the marketing muscle we believe will help make it successful.

As the distributor of the film (in partnership with Screen Media), our investment is the money and time spent to acquire, market, and distribute the film. These costs include everything from the fees paid to acquire the rights from the filmmakers to the costs associated with booking theaters, manufacturing DVDs, creating trailers, designing/printing posters, and buying advertising. However, as the distributor, Legion M and Screen Media will earn a portion of theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, merchandise sales, etc. through the year 2039. It’s worth noting that the film was released in 2019, which was the 40-year anniversary of Alien, but we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039.

In addition, Legion M has secured merchandising rights associated with the film (including the rights from the H.R. Giger estate to offer free gifts with purchase and rights from the Dan O’Bannon estate to sell licensed merchandise) and offers a limited line of merchandise related to the film.

Revenue (when applicable) collected from this project is categorized as “Project Revenue” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. Revenue related to sales of DVDs, Blu-Rays, and merchandise sales is categorized as “Consumer Products and Media Revenue.”

Live Event Production

Legion M has produced multiple major live events including the 2022 “Celebrating William Shatner” day at San Diego Comic-Con, the 2017 “Celebrating Stan Lee” handprint ceremony and after-party, and the 2019 “Excelsior!” tribute to Stan Lee (benefiting the non-profit charity The Hero Initiative) shortly after Stan passed away. In each of these cases, we incurred the effort, costs, and risks of hosting the events in exchange for the revenue generated from sources including tickets, merchandise, food/drink, autograph signings, and sponsorships.

These events are not generally designed to generate a profit -- instead, the revenue generated by these events helps subsidize the costs of what we believe were extremely effective ways to generate exposure and goodwill within the industry and fan communities. Our events have included a long list of industry participants, including Kevin Feige (head of Marvel Studios), Mark Hamill (Star Wars), Laurence Fishburne (The Matrix), Kevin Smith (Jay and Silent Bob Reboot), Chadwick Bozeman (Black Panther), Todd McFarlane (Spawn), and Paul Wesley (Star Trek: Strange New Worlds). Our William Shatner event at San Diego Comic Con help us secure Legion M’s first ever Hall H panel, which is one of the most coveted events at Comic Con (i.e. Hall H the same place studios like Disney and Amazon make their huge Comic-Con announcements). These events also generate extensive news and media coverage from around the world and provide an opportunity for Legion M to “open the gates of Hollywood'' and bring our members/shareholders to places that are typically reserved for industry insiders.

In addition to the major events, Legion M has hosted several smaller events, including the “Legion M Lounge” at the Sundance Film Festival and the “Fan Oasis” at Los Angeles Comic Con. While these events are typically free (i.e. there is no ticket sale revenue) we have had some success selling sponsorships. Again, our goal with these events to date has not been to generate a profit (although we’d certainly love to if we could find the right sponsor), but to offset the costs of marketing efforts that allow us to promote our projects and grow our community.

Revenue from our major events is categorized as “Project Revenue” during the appropriate reporting period. Revenue (when applicable) from sale of merchandise and media related to these events is categorized as “Consumer Products and Media Revenue.” Revenue (when applicable) from our Lounges at Comic Con and Film Festivals is included as “Non-Project Revenue” during the appropriate reporting period. Results for all of these categories can be found in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

Finance Plan

As of April 2023, we have raised over $17,000,000 from more than 40,000 investors under Regulation A, Regulation CF and Regulation D.

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise as much of that money as possible directly from fans. Our long-term goal is to have 1 million shareholders, which would likely provide hundreds of millions of dollars. We expect it will take us many successive fundraising rounds to achieve this goal, but if we’re successful we believe it could make us one of the most influential companies in Hollywood.

In addition to raising money directly from fans, Legion M is open to opportunities to partner with private equity investors, venture capitalists, film financing companies, and other entertainment financiers to increase the amount of money available for funding Legion M projects and initiatives.

Entertainment and Media Market

Film, television and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best-known corporations in the world (Disney, Sony, Netflix, Amazon, Apple, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks, technology and distribution companies.

As the industry grows, it’s constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT (“over the top”) services such as Netflix, Amazon and Hulu, the advent of new steaming services such as Disney+, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand).

Throughout all this change, the one thing that remains constant is the importance of the audience. It’s the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by well-known actors and influencers to the importance of sequels, reboots and IP with established fanbases.

From franchises and IP to talent and influencers, we believe a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

Board of Advisors

While we are fan-owned company, we are not a fan-run company. We believe our fan community is an extremely powerful resource for helping evaluate the art of media and entertainment, but the business of media and entertainment is extremely complex, nuanced, and highly confidential. To help us navigate these waters, we’ve established a remarkable board of advisors which currently includes:

●      William Shatner - Renowned Actor (Star Trek, TJ Hooker, Boston Legal, Rescue 911, etc.), Director, Producer, Screenwriter, Author and Musician

●      Larry Gleason - Distribution and Exhibition Expert, Former President of Worldwide Distribution at MGM, and Former President of Worldwide Exhibition at Paramount

●      Stoopid Buddies Stoodios (Matt Senreich, Seth Green, John Harvatine, and Eric Towner) - the Company behind Robot Chicken, SuperMansion, and Buddy Thunderstruck

●      Joanne Waage - SVOD Pioneer, Former GM/CEO of Crunchyroll, and Former CEO of Rakuten Viki

●      Phil Hunt – Managing Director of Bankside Films (Sales), and Headgear Films (Financing)

●      Scott Landsman – Former Senior Vice President of Comedy Development at Sony TV

●      Gaston Dominguez-Letelier - Comic Book & Pop Culture Expert and Founder & Former CEO of Meltdown, Inc., SVP NTWRK

●      Animal Repair Shop (Susan Bonds and Alex Lieu) - Mixed Reality Pioneers and Former Disney Imagineers

●      Lisa Taback - VP Talent Relations & Awards at Netflix and Former Awards Consultant (Spotlight, Moonlight, La La Land)

●      Kerry O’Quinn - Creator and Publisher of Starlog, Fangoria, CineMagic, and Comics Scene Magazines

●      Tim League - Founder of Alamo Drafthouse, Founder of Fantastic Fest, and Co-Founder of NEON

●      Adam Rymer - CEO Envy Gaming and Former President of Legendary Digital Networks

●      Doug Hansen - P&A Expert, Former President & COO of Endgame Entertainment, and President of Hansian Media

●      Michael Arrieta - Business Development Expert, COO of Relativity Media, Founder of Big Air Studios, and Former Sony Executive

●      Leonard Maltin - Entertainment Tonight Renowned Film Critic and Author of Leonard Maltin’s Movie Guide

●      Christian Parkes - CMO of NEON, Former CMO of Alamo Drafthouse, and Co-Founder of Beyond Fest

●      Andrew Cosby - Co-Founder of People of Culture Studios, Co-Founder of Boom! Studios, Eureka Writer & Showrunner, and Hellboy Screenwriter

●      Yuka Kobayashi - Former Director of Stan Lee's POW Entertainment

●      Dean Devlin - Founder of Electric Entertainment, Co-Writer & Producer of Independence Day and Stargate, Producer of The Librarians and Leverage, and Director of Bad Samaritan

●      Bill Duke - Actor (Commando, Predator, Falcon’s Crest, Charlie’s Angels, Law and Order SVU, etc.), Director, Producer, and Author

●      Julianne LaMarche - Marketing & Strategic Planning, Former Co-President of BLT Communications, and Former President of Trailer Park

●      Martin Lauber - Founder of Swirl Advertising, Founder & Managing Partner of 19York

●      Lynn Bartsch – Head of Business Affairs at Epic Games, Former Principal Counsel of Lucasfilm, Former Senior Director of Business Affairs, Original Programming at Audible

●      Rao Meka - Founder of shopVOX and CEO of 1729 Pictures

●      Richard Silverman – Cofounder and CEO of ReCre8 Entertainment

●      Eric Ries - Author of The Lean Startup and Founder of the Long Term Stock Exchange

●      Natalie Farsi - Digital Growth and FAST Channel Specialist. TYT Network, AwesomenessTV, Viewster, Warner Bros mobile/OTT, Fox Mobile Studios, and Warner Music

Employees

As of April 2023, we have five full time employees, nine part-time employees or contractors that typically work between 1 and 20 hours per week, and a variety of other part-time employees/independent contractors we use on an as-needed basis. We also have an intern program where college students earn course credit for working part-time at Legion M.

Competition

There are thousands of other companies involved in the creation and monetization of entertainment content, from giant international conglomerates to small independent creators. Many of these companies can be considered potential competitors in that we are all competing to develop entertainment for consumers; however, most of them can also be considered potential partners or allies, as collaboration is very common in the entertainment industry.

We are aware of many creators who have used equity crowdfunding to raise (or attempt to raise) money for individual projects, as well as other companies that have launched or announced plans to launch equity crowdfunded entertainment businesses (including equity crowdfunded production slates, comic book companies, and entertainment-related cryptocurrency offerings). We are not aware of any that we’d consider to be competitive to Legion M, though that may change in the future.

There are also many other companies utilizing equity crowdfunding to do unique and novel things in entertainment. A couple of the most notable are:

•	Angel Studios. Angel Studios is a company with very similar ethos to Legion M that is currently centered in the faith-based entertainment space. They’ve had tremendous of success with a series called “The Chosen” which follows the life of Jesus Christ and have parlayed that success into a powerful platform for funding and releasing projects in conjunction with fans. Rather than being a “fan-owned” company like Legion M, they have also reportedly received $47MM worth of venture funding. We believe that Angel Studios shares a great deal of DNA with Legion M, and while we don’t currently view them as competitors (most of their projects appear to be in the faith-based entertainment space, whereas ours are all outside of that space), it’s possible that could change in the future. In the meantime, we’re huge fans of what they are building.
•	Skybound Entertainment. Skybound Entertainment is a company primarily known for their IP (including The Walking Dead) that recently raised $15MM via equity crowdfunding. Prior to this offering they were a venture backed company. We’ve had discussions with Skybound in the past and would be open to collaborating with them in the future.
•	One Door Studios. One Door Studio is a partner of Legion M – we are an investor and co-producer in the movie Calculated which they equity crowdfunded on Wefunder. Since successfully completing that offering, they have expanded into raising funding for additional projects. As partners on Calculated we know this team reasonably well and have great respect for what they are trying to build.

As mentioned above, it’s not uncommon for “competitive” companies in the entertainment space to partner and/or collaborate on projects. At this time, we’re not aware of any companies utilizing equity crowdfunding on a large scale to unite entertainment fans in a way that we believe is directly competitive to Legion M. That could change in the future.

Intellectual Property

Legion M has the trademark to its name “Legion M,” as well as a trademark for “Archenemy” for whiskey.

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

THE COMPANY’S PROPERTY

Legion M does not own or lease any real estate, office space or significant tangible assets other than a 1959 Cadillac valued at approximately $53,000. Operating mostly virtually, Legion M has coworking conference room space in Century City, CA.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties.

Overview

Legion M was incorporated in Delaware on March 4, 2016, as a C corporation. We are an entertainment company that partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

Going Concern Statement

Legion M is not yet profitable, which means that we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for most startups, and the reason those startups raise money. Over time we hope to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

As described in Note 2 to our audited financial statements, the accompanying financial statements have been prepared on a “going concern” basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $2,827,478 and $2,939,564 for the years ended December 31, 2022 and 2021, respectively. The Company has accumulated deficit of $17,244,182 as of December 31, 2022.The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.

The purpose of this “Going Concern” statements is to alert investors to the fact that the company does not have enough cash on hand to fund operations for the next 12 months. As such, the Company’s ability to stay in business (i.e., remain a “going concern”) relies on our ability to raise more money from investors. Over the past 6 years, the Company has raised over $17 million and generated over $3.6 million in revenue. During this time, we’ve had “Going Concern” statements attached to every one of our financial reports. While the company has successfully managed our fundraising, revenue, and spending to remain a going concern for the past 6 years, there is no guarantee we’ll be able to do so in the future.

Operating Results

Our revenue for the fiscal year ended December 31, 2022 (“Fiscal 2022”) was $650,044, a 39% decrease over our revenue of $1,062,732 during the fiscal year ended December 31, 2021 (“Fiscal 2021”).

At this point in the company’s development, we expect our revenue to fluctuate from period to period due to the release patterns of our projects. For example, a significant portion of our revenue in Fiscal 2021 came from our investment in the film Archenemy. We made the Archenemy investment in 2019, the film released in 2020, and we received the bulk of the revenues (so far) in 2021. Legion M didn’t make any large investments in movies in 2020 or 2021 (due largely to the pandemic), and we didn’t have any projects release in 2021 or 2022. That said, as of this writing (April 2023) we currently have stakes in 4 films (The Man in the White Van, This is Not Financial Advice, Nandor Fodor and the Talking Mongoose, and You Can Call Me Bill) all of which are expected to release in 2023 or early 2024, and have partnered with Fathom Events, Warner Brothers and Lost Odyssey for 20th anniversary theatrical screenings of The Lord Of The Rings: The Return Of The King.

As we explain in our offering document, Legion M is not currently focused on short-term revenue growth. Instead, we’re focused on growth of our community and development of capabilities we believe could become long-term competitive advantages. As a result of this fact, along with the variety of business models we employ and the inherent “lumpiness” of entertainment project revenue, we expect Legion M’s revenue, and the sources that produce that revenue, to be volatile from year to year.

While Legion M receives revenue from a wide variety of sources, it can be broken down into two major categories:

●	Project Revenue. Revenue directly related to our contracts for the projects outlined in the “Active Projects,” “Development Projects” and “Completed Projects” sections of this document. This includes revenue for consumer products (e.g shirts) and media (e.g. DVDs) for Legion M projects, as well as any revenue attributable to shipping and handling fees associated with those sales.

●	Non-Project Revenue. All other revenue, including sales (and shipping/handling) of non-licensed and/or Legion M branded merchandise (e.g. Legion M gear and our Autofocus brand shirts), ticket and sponsorship income for Legion M community events (e.g., the “Legion M Lounge” at Sundance), and anything not directly related to a Legion M project.

Project Revenue decreased 54% to approximately $429,000 in Fiscal 2022 from approximately $929,000 in Fiscal 2021, and represented approximately 66% of our total revenue in Fiscal 2022 compared to approximately 87% in Fiscal 2021. As mentioned above, the primary reason for this drop was the fact that in Fiscal 2021 we received revenue from a film (Archenemy) that had recently released but in Fiscal 2022 we did not. In addition, in Fiscal 2021 we received producer’s fees for producing The Man In the White Van, but in 2022 we did not. Our largest revenue contributions in Fiscal 2022 came from earlier releases including Mandy (2018), Save Yourselves! (2020), The Field Guide to Evil (2017), and Memory: The Origins of Alien (2019).

Non-Project Revenue increased 66% to approximately $221,000 in Fiscal 2022 from approximately $133,000 in 2021, and represented approximately 34% of our total revenue in Fiscal 2022 compared to approximately 13% in Fiscal 2021. The increase in non-project revenue was primarily attributable to merchandise revenue (including the introduction of First Edition Legion M Collectible Investor Certificates), as well as a merchandising partnership with Fantastic Fest.

In addition, Legion M’s revenue can also be broken out by revenue received from consumer products and media, which is defined as revenue earned from sales and shipping of merchandise (e.g. clothing, accessories, props, consumables, etc.) and media (e.g. DVDs, Blu-Rays, comic-books and books) via:

●	direct-to-consumer sales (e.g., via shop.legionm.com, amazon.com, in-venue activations, etc.);

●	wholesale sales to 3rd party vendors (e.g., Hot Topic, comic book shops, etc.); and

●	licensing agreements (e.g., sublicensing to 3rd parties who handle manufacturing and sales and pay us a royalty).

It’s worth noting that Consumer Products and Media Revenue related to Legion M Projects represents Project Revenue that Legion M collects and participates in before it feeds into the project waterfall (i.e., the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). Project Revenue from other sources (e.g., distribution, financing, etc.) is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it’s possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to us.

Consumer Products and Media Revenue was relatively stable, decreasing 9% to approximately $476,000 and represented 73% of our revenue in Fiscal 2022, compared to approximately $525,000 and 49% of our revenue in Fiscal 2021. In Fiscal 2022, our top revenue drivers in this category were First Edition Collectible Legion M Investor Certificates, products related to the film Mandy, and a merchandising partnership with Fantastic Fest. As with our project revenue, we expect that our Consumer Products and Media revenue will vary significantly from year to year based on the release cycles of our projects and the unique products we develop for them.

Costs of net revenue in Fiscal 2022 was $591,918, a 19% decrease compared to $726,773 costs of net revenue in Fiscal 2021. The costs did not decrease as much as revenue, yielding a gross profit of $58,126 in Fiscal 2022, which was a 83% decrease compared to our gross profit of $335,959 in Fiscal 2021. Our gross profit margin decreased to 9% in Fiscal 2022 from 32% in Fiscal 2021. This decrease was the result of a greater concentration of revenue from lower margin sources (e.g. merchandise and investments with capitalized costs in Fiscal 2022 compared to producer’s fees and licensing revenue in Fiscal 2021). As stated above, at this stage in the Company’s development we expect our revenue and margins to be volatile as we release new projects and develop new revenue streams.

For Fiscal 2022, operating expenses decreased to $2,989,204 from Fiscal 2021 operating expenses of $3,429,046, a 13% decrease. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g., legal, accounting, etc.), travel expenses, general and administrative, and depreciation.

Our sales and marketing expenses were $1,047,632 in Fiscal 2022 compared to $1,738,695 in Fiscal 2021. This was due to a reduction in the amount of marketing money required for fundraising. Fundraising and growth of the Legion were the primary drivers of marketing spend in Fiscal 2021, though we also spent money to market Legion M projects and merchandise.

Our costs of compensation and benefits increased slightly to $1,254,125 in Fiscal 2022, compared to $1,128,550 in Fiscal 2021. This increase was primarily due to the rollback of voluntary pay cuts that were enacted for many employees at the beginning of the pandemic. These costs include not only cash expenses (e.g., the money we pay for salaries, wages, taxes and benefits) but also the value (according to GAAP accounting standards) of stock options vesting to employees and advisors. Note that where appropriate under GAAP accounting standards, costs of project-specific labor expenses are capitalized and appear as “Investments in productions” on our Balance Sheet instead of the “Compensation and Benefits” line of the Statements of Operations.

Our cost of independent contractors increased to $112,075 in Fiscal 2022 from $13,310 in Fiscal 2021 as a result of increased utilization of independent contractors. Our cost of professional fees increased to $215,226 in Fiscal 2022 from $189,717 in Fiscal 2021 due to an increase in legal and accounting fees.

Travel expenses remained relatively flat at $46,427 in Fiscal 2022 compared with $44,529 in Fiscal 2021. Our general and administrative costs increased to $189,297 in Fiscal 2022 from $169,205 in Fiscal 2021.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the “Investments in productions” that are included on our Balance Sheet. In Fiscal 2022 we had $121,485 in asset impairments related to changes in expected revenue (ranging from $430 to $29,838 each) for several different projects.

In Fiscal 2022, some of our Project Revenue was associated with costs that were previously capitalized on our Balance Sheet. This resulted in $85,491 of previously capitalized costs being recognized on the Statements of Operations as cost of net revenue in Fiscal 2022. In addition, we had $442,361 in project-related costs that were capitalized during Fiscal 2022. As a result of all the factors mentioned above, as of December 31, 2022, we had $821,640 of capitalized “Investments in productions, net” on our Balance Sheet, compared to $586,255 as of December 31, 2021.

These capitalized costs represent “bets we still have on the table.” It’s impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades (e.g., our distribution rights for Memory: The Origins of Alien last for 20 years, and backend rights for many of our other projects last in perpetuity). In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

The cost of depreciation was relatively unchanged between Fiscal 2022 and Fiscal 2021 ($2,937 vs. $4,484, respectively).

In Fiscal 2022 we had a PPP loan of $108,573 forgiven. In Fiscal 2021, we had a PPP loan of $139,868 forgiven and state grants of $15,013.

As a result of the foregoing factors, as well as other expenses, our net loss for Fiscal 2022 was $2,827,478, a 4% decrease compared to our loss of $2,939,564 in Fiscal 2021.

Management Evaluation of Operating Results

In terms of financing, Legion M is a relatively early-stage company. We believe the amount of money we’ve raised (over $17 million as of April 2023) puts us squarely in the startup realm – about the equivalent of a VC backed startup that completed a series A and is working on a series B funding.

We believe the once-in-a-lifetime disruption of the JOBS Act has created an opportunity for us to build a new type of company with sustainable competitive advantages in multi-trillion-dollar global industry. Our founders Paul Scanlan and Jeff Annison have a track record of success – in 1999 they founded (along with one other cofounder) a company called MobiTV, which was one of the first companies in the world to launch live streaming television on mobile phones. While Paul and Jeff were at MobiTV (Jeff left in 2009, Paul in 2015), the company grew from 3 founders working out of a spare room to an Emmy Award-winning worldwide leader in streaming television with hundreds of employees and offices around the world.

Doing something new is always a risk, but we’ve done this before and believe we can do it again. After all, we’re investing in Legion M alongside you — we’re risking our money, our reputations, and our careers that we can make this company a success.

Key Performance Metrics

As a startup, our primary focus is growth. We consider three primary metrics when evaluating projects and initiatives.

Growth - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, the ability of any project or initiative to help us grow the Legion is one of the most important considerations.

Strategic Benefit - Each project Legion M completes becomes a stepping-stone to the next. We actively seek projects and initiatives that allow us to “level up” by forming strategic relationships and developing new capabilities that create long-term value for the Company.

Revenue - Like any other company, the goal of Legion M is to make money. Financial success is the key to the long-term viability and success of our Company, and the potential for financial return is an important consideration when we evaluate projects. That said, at these early stages of the company’s development we’re not focused on revenue, and are often willing to forgo short-term revenue when we believe the growth or strategic benefit of a project or initiative will provide greater long-term value for the company.

Effects of Scale on Legion M Projects

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It’s important to note that at this stage in our development, the financial investments we make in projects are often relatively small in relation to the amount of time we spend on them. However, it’s also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

Legion M makes an investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening weekend meetups around the country, which cost us $5,000 worth of man hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, we’ve invested $115,000 in the project.

The film is released and provides Legion M a 15% ROI on our $100,000 investment. When the final numbers are tallied, we invested $115,000 and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of some of the deals Legion M has engaged in. We provide it to illustrate a point we believe is important to keep in mind when evaluating our company at this stage:

As we grow, we expect the amount of money we invest in projects to get larger, whereas we expect the time we spend supporting them to stay relatively fixed (or in some cases go down due to the development of processes and infrastructure). In the example above, if we’d invested $1 million in the film instead of $100,000 and spent the same amount of money on time, travel, legal, etc. we’d end up with $135,000 in net profit instead of break-even. As we grow our investor base and have more access to capital, we hope to be able to take larger positions in projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.

This point applies to more than just the model outlined above. In fact, most business models Legion M has engaged in scale in similar ways. For example:

o	The fees a company receives for producing a film typically scale with the budget of the film.

o	Consumer products and licensing revenue generally scales with the size of the IP involved.

o	Fees charged for marketing and release partnerships typically scale with the size of the marketing budget, which typically scales with the budget of the film.

o	Revenue earned from distribution scales with the size of the release, which often scales with the budget of the film and the stars involved

In short, while our financial position to date has limited Legion M’s activities to relatively small (by Hollywood standards) independent films, our hope is that over time we’ll be able to scale our activities to larger and larger projects. We view most of the projects we’ve engaged in so far as experiments that allow us to better understand how we can leverage the power of our community to improve our chances of success. We expect some of our projects will be financially successful and others will not, but over time we hope to grow the Legion and “level up” to bigger and better opportunities. Today, while our investments are relatively small, we believe the financial success of the project is often secondary to the other benefits it may provide.

Traction and Milestones

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the Company in 2016, we had little more than an idea. Since then, we’ve focused on building a foundation that proves (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

●	One of the most successful equity crowdfunded companies in JOBS Act history, with over 40,000 investors (as of April, 2023) and over $17M raised.

●	Demonstrated ability to build a community, with over 150,000 investors, members and followers.

●	Demonstrated ability to generate revenue: Legion M has earned over $3.6 million in revenue to date.

●	Demonstrated ability to develop, package, and finance a movie (see The Man in the White Van and You Can Call Me Bill in the “Active Projects” section).

●	Demonstrated ability to work on projects with top tier talent, including Anne Hathaway, Nicolas Cage, Stan Lee, Kevin Smith, Jason Sudeikis, William Shatner, Joe Manganiello, Sunita Mani, Sean Astin, Simon Pegg, Minnie Driver, Christopher Lloyd, and more.

●	Demonstrated ability to partner with top tier companies, including NEON, Bleecker Street, Searchlight, Warner Brothers, Fathom Events, SpectreVision and Nederlander Worldwide Productions.

●	Powerful advisory board of industry luminaries including legendary actor/producer/writer William Shatner, billion dollar producer Dean Devlin (Stargate, Independence Day, “Leverage,” “The Librarians”), renowned author Eric Ries (The Lean Startup), legendary movie critic Leonard Maltin (“Entertainment Tonight”), Actor/Producer/Director Bill Duke (Commando, Predator, X-Men: The Last Stand) and current/former executives and creatives from Netflix, Sony, Lucasfilm, Epic Games, MGM, NEON, Alamo Drafthouse, Comedy Central, Walt Disney Imagineering, Universal Studios, Paramount, Nerdist, Trailer Park, Endgame Entertainment, Meltdown Comics, NTWRK, POW!, Audible, Fangoria, & more.

●	Diversified revenue streams with demonstrated ability to generate revenue from multiple business models, including development, financing, production, distribution, marketing, consumer products, licensing, sponsorships and live events.

●	Demonstrated ability to activate fans, with hundreds of volunteer meetups all over the country to support the opening of our films and social media campaigns with tens and even hundreds of thousands of reactions, comments, and shares.

●	Positive references from producers we’ve worked with including Dean Devlin (creator of Stargate and Independence Day) and actor/producer Elijah Wood of SpectreVision (producer of Mandy), as well as the teams at Fox Searchlight (a division of Disney), RLJ Entertainment, and Bleecker Street.

●	Demonstrated ability to monetize new IP, including generating over $125,000 in Kickstarter pre-release sales for Girl with No Name, setting a record (at the time) for the most backed project in the history of Kickstarter’s comic book category.

●	Demonstrated ability to develop tools and technology (e.g., Film Scout, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.

●	Demonstrated value for studios, including a 2023 activation with Warner Brothers, Fathom Events and Lost Odyssey for the 20th anniversary theatrical re-release of The Lord of the Rings: The Return of the King and 2019 marketing partnership with Fox Searchlight (a division of Disney) where we received revenue, comarketing, and fan-exclusives for our members to promote the film Tolkien.

●	Demonstrated ability to harness the “wisdom of the crowd” in selecting projects, with hundreds of thousands of votes cast on the Legion M FILM SCOUT app, leading to a 2019 partnership with Screen Media to purchase the North American distribution rights for Memory: The Origins of Alien and a 2020 partnership with Bleeker Street Media for the release of Save Yourselves!

●	Demonstrated ability to “Open the Gates of Hollywood” for our shareholders, providing exclusives like red carpet premiere tickets, set visits, spots as extras, walk-on-rolls, online livestream Q&A with creators, lounges at Sundance Film Festival and Comic Cons, and special events like the Stan Lee Handprint Ceremony, Celebrating William Shatner party, 2019 Saturn Awards.

In the time we’ve been operating we have seen dramatic improvement in not only our access to opportunities, but also our ability to execute on them and our ability to negotiate favorable terms. For example, in the early days of the company we had to invest in projects in order to get a seat at the table. As we grew, we started to earn our seat at the table through sweat equity and “in-kind investments.” Today, we’ve gotten to the point where some projects allow us to get paid (in the form of producer’s fees) to sit at the table. As we grow, we hope these trends will continue.

Legion M Projects

Legion M classifies our projects to fall into one of three categories:

1.	“Active Projects” are projects that have made it into production or have already been released.

2.	“Completed Projects” are Active Projects that have reached a point where we don’t expect them to generate significant additional revenue.

3.	“Development Projects” are projects in development that have yet to (and may not) secure a release.

Active Projects

Legion M defines “Active Projects” as projects that are either in production or have secured a release. Any revenue generated by an Active Project is included as Project Revenue during the appropriate reporting period. If an Active Project reaches a point where we don’t expect it to generate significant additional revenue, we consider it a “Completed Project.”

As of April 2023, Legion M has the following publicly announced Active Projects:

YOU CAN CALL ME BILL is a full-length documentary produced in partnership between Legion M, Exhibit A Pictures, and William Shatner. Legion M  also did a crowdfunding campaign selling a revenue share instrument to help raise funds for the production of this picture, see “Trends – Fundraising” below for further details. The film was financed via a Legion M “Fan-First Financing” equity crowdfunding offering tied specifically to revenue generated by the movie, which is premiered at SXSW in March 2023. As a producer of the film, Legion M has the potential to earn revenue based on the success of the film.

THIS IS NOT FINANCIAL ADVICE is a feature-length documentary produced by Optimist. The film will premiere at the Tribecca Film Festival in June of 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film and will also receive some revenue for marketing the film.

NANDOR FODOR AND THE TALKING MONGOOSE is a feature film directed by Adam Sigal starring Simon Pegg, Minnie Driver, and Christopher Lloyd. The film is expected to release in 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film and will also receive some revenue for marketing the film.

THE MAN IN THE WHITE VAN is a feature film directed by Warren Skeels starring Madison Wolfe, Sean Astin, Ali Larter, Brec Bassinger and Skai Jackson. The film is expected to release in 2023. As a producer on the project, Legion M has earned fees from the production budget, and also has a stake in any back-end profits the film generates (if applicable).

ARCHENEMY is a feature film directed by Adam Egypt Mortimer starring Joe Manganiello, Zolee Griggs, and Skylan Brooks. The film was released by RLJ Entertainment in 2020. As executive producers and equity investors in the project, Legion M has potential to earn revenue based on the success of the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

MEMORY: THE ORIGINS OF ALIEN is a feature-length documentary directed by Alexandre O. Philippe. The film was released by Legion M and Screen Media in 2019. As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue from all sources associated with the film, including theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. It’s worth noting that the film was released in 2019, which was the 40-year anniversary of Alien. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039. In addition, Legion M secured licenses from the Dan O’Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise and media tied to the film.

JAY AND SILENT BOB REBOOT is a feature film directed by Kevin Smith starring Kevin Smith and Jason Mews. The film was released by Saban Films in 2019. As an equity investor in the film, Legion M’s return is tied to the success of both the movie and Kevin Smith’s “Reboot Roadshow”. In addition, Legion M secured a Jay and Silent Bob Reboot merchandise license that has allowed us to produce a line of consumer products tied to the film.

MANDY is a feature film directed by Panos Cosmatos starring Nicolas Cage, Andrea Riseborough, and Linus Roache. The film was released by RLJ Entertainment in 2018. As an equity investor in the film, Legion M’s return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for Mandy (as well as likeness rights for Nicolas Cage, making us one of the few companies in the world to offer officially licensed Nicolas Cage merchandise), and offers a robust array of consumer products including t-shirts, props, plush, Funko Pops and Cheddar Goblin brand macaroni and cheese.

THE FIELD GUIDE TO EVIL is a feature film anthology produced by Ant Timpson and Tim League. The film was released in 2018. As an equity investor in the film, Legion M has earned revenue based on the success of the film.

Development Projects

In addition to the Active Projects listed above, Legion M also has many development projects. Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to create, develop, package, and sell movies, TV series and other entertainment projects. The goal of development is typically to finance or sell a project so it can be produced.

Development is one of the most speculative stages in the entertainment business because the odds of success for any given project are very low. There are millions of scripts and ideas in Hollywood, and while only a very small percentage get made, the potential value of a successful project can be quite large. At one point, Game of Thrones was just a series of books, and shows like “American Idol” were nothing more than a glimmer in the eye of producers. Every project we develop is a risk we take in the hopes of launching a new movie, series, or franchise.

Legion M has successfully generated revenue from some of our development projects by selling merchandise, media, and experiences related to those projects. This revenue helps offset our development costs and can build buzz that may increase the odds of success for the project. Ultimately, the goal of all our development projects is to reach production -- the revenue generated during the development phase is intended to reduce our costs and hopefully improve the project’s odds of success.

While many of Legion M’s development projects have not been announced, some of those that have been publicly announced are listed below:

MARY’S MONSTER

In May of 2022, Legion M announced a partnership with Rose Pictures for the development of the feature film Mary’s Monster. Farren Blackburn is attached to direct, and Clara Rugaard, Ferdia Walsh-Peelo, and Sebastian de Souza are attached as stars. Legion M has invested money into the development of the film with a potential for return if the project secures production. In addition, Legion M is serving as an executive producer with a stake in any back-end profits the film generates (if applicable).

MY DEAD FRIEND ZOE

In September of 2022 Legion M announced a partnership with producer Richard Silverman (ReCre8 Entertainment) and writer/director Kyle Hausmann-Stokes for the feature film My Dead Friend Zoe.

“TOBOR: FAMILY DESTROYER”

In November 2022 Legion M announced a partnership with Eric Paperth and Tyler March of Tiny Little Cartoons for development of an adult animated TV series “TOBOR: FAMILY DESTROYER.”

TALES OF THE MOONLIGHT CUTTER

In June of 2022, Legion M announced a partnership with Powerhouse Animation, New York Times bestselling author Jeff Yang, and David Uslan (Constantine) to develop Dale W. Berry’s comic Tales of the Moonlight Cutter into a scripted television series.

UNNAMED TV SERIES

In August of 2021 Legion M signed a deal with a major streaming company for the sale of two seasons of an adult animated series developed by Legion M. Due to confidentiality agreements, we have not revealed the name of the project or the streaming partner. Between August 2021 and June 2022 the streamer hired a writing staff and produced outlines for 2 full seasons of episodes and scripts for 1 full season of episodes, however in June of 2022 the streamer told us that they had cut the series from their slate. They told us the series had not been cut due to any creative issues/concerns, but because a change of strategic mandate for the streamer. As of April 2023 Legion M is attempting find another buyer for the project.

DARKNIGHTS AND DAYDREAMS

In June of 2021, Legion M announced a partnership with Michael Uslan (producer of the Batman motion picture franchise) and Nederlander Worldwide Productions (a leading Broadway production company responsible for productions of shows that include Hamilton, Lion King, Wicked, etc.) for Darknights and Daydreams, a live theatrical production that tells the story of how a blue-collar comic book nerd in his 20’s ended up acquiring the movie rights for the Batman franchise and persevered for over 10 years to produce Tim Burton’s seminal 1989 release of Batman (Michael Keaton, Jack Nicholson, Kim Bassinger).

Credited as an Associate Producer for the project, Legion M contributed development money in exchange for revenue generating rights related to the production. In June of 2021, Legion M launched an IndieGoGo campaign giving fans an opportunity to “come along for the ride” in developing the play and generated $28.5K worth of revenue to help offset our contribution of development money.

CALCULATED

In June of 2021, Legion M announced a partnership with OneDoor Studios for the development of a film based on Nova McBee’s novel Calculated. The OneDoor team, led by Executive Chairman John Lee Jr. (author of The Producer’s Business Handbook), Jason Brents, and Stephen Wollwerth, is developing the novel by equity crowdfunding the funds required to attach a writer and director to the project. As part of our partnership, Legion made a small cash investment in OneDoor’s equity crowdfunding campaign and agreed to support the project with promotion and development support in exchange for a stake in the project.

DEFIANT

On March 10, 2021, Legion M announced Defiant, a new feature film project relating the thrilling true story of the life of Robert Smalls. The project was brought to Legion M’s attention by fans in the company’s Facebook group with an original screenplay written by a Legion M member Robert Blake Whitehill.  The script received positive coverage from Endeavor Content, and we partnered with the Wolper Organization (producers of "Roots"), legendary actor, director, producer & Legion M advisor Bill Duke (Mandy, Predator, "Black Lightning") and Marvin ‘Krondon’ Jones III to develop and produce the film.

In December 2022 Legion M announced that screenwriter Rob Edwards (The Princess and the Frog, Treasure Planet, Full House, The Fresh Prince of Bel-Air) had joined the team to develop a graphic novel (aka the first draft of storyboards) for the film, and in March of 2023 we announced that Michael Boulware Moore (Robert Smalls’ great-great-grandson, and one of the foremost authorities on the Robert Smalls’ life) had joined the team as well.

THE GRAY AREA

On March 26, 2021, Legion M announced a paranormal cop project that received high ratings in our M-Pulse survey; the graphic novel created by John Romita, Jr. (Kick-Ass) and Glen Brunswick (Frequency), written by Glen Brunswick, illustrated by John Romita, Jr. called The Gray Area. Legion M has attached producers Michael Uslan (Batman) and David Uslan (Constantine), as well as an unannounced writer to the project to adapt it as a feature film or television series.

THE BOOK

On April 8, 2021, Legion M announced The Book, a graphic novel from Arcana Comics co-created by Erik Hendrix and Michael David Nelsen. The story tracks a group of young friends backpacking through Italy who come upon a travel guide called “The Book,” which promises unique off-the-beaten-path adventures. However, they get more than they bargained for when The Book leads them into the clutches of a demonic cult. A thematic mashup of The Da Vinci Code, Hostel, The Ninth Gate, and Final Destination, the storyline leaves room to develop a franchise in which different travelers around the globe discover pages that lead them on strange and possibly dangerous adventures. Our producing partners on this project include Arcana Comics and David Uslan.

DESTINATION FANTASTIC

On April 13, 2021, Legion M introduced "Destination Fantastic," a travelogue show in which the audience journeys to the exotic destinations behind some of the fantasy/sci-fi genre’s greatest works of art, literature, music, and film.  When possible, the series will talk directly with the creators of the world's greatest fantasy and genre works. We describe it as "Anthony Bourdain: Parts Unknown" but for geek culture, hosted by famed game master and fine artist Stefan Pokorny.

THE EMPEROR’S BLADES

On December 16, 2019, Legion M announced it had acquired rights to develop Brian Staveley’s epic fantasy trilogy Chronicle of the Unhewn Throne as a television series titled after its first novel, The Emperor’s Blades. The Lord of the Rings trilogy co-producer and second unit director Rick Porras (Forrest Gump, Contact) and writer/producer Robbie Silverman (Hero) joined as executive producers. Legion M attached two unannounced showrunners, and in 2020, we attached Powerhouse Animation (“Castlevania,” “Blood of Zeus,” “Seis Manos,” etc.) to develop the project.

GIRL WITH NO NAME

In October of 2018, Legion M announced a partnership with Co-Op Entertainment’s Laura Ivey (Walking Out, Ithaca) and Tanya Wexler (Jolt, Hysteria, Buffaloed) to develop Girl with No Name, a feature film and comic book based on Alex Ranarivelo’s Slamdance award-winning screenplay.

In March of 2019, Legion M launched a Kickstarter for presale packages of a one-shot comic book that used select scenes from the screenplay to tell the origin story of the protagonist. In April 2019, the Kickstarter ended with over $125,000 in presales from 2,827 backers, making it the most-backed Kickstarter project for the single-issue comic book category at that time.

ICONS: FACE TO FACE

“ICONS: Face to Face” is a virtual reality interview series that allows fans to stand face to face with the luminaries, titans, and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world. In January 2017, Legion M filmed a pilot episode of the “ICONS” series featuring the legendary Stan Lee and his wife, Joan Lee. The two were interviewed in their home by actor/writer/director Kevin Smith.

The costs associated with filming the Stan Lee pilot were impaired (removed from our balance sheet) in 2021, however Legion M is continuing to develop the ICONS series, and still hopes to release the Stan Lee footage, as we believe it to be one of the last comprehensive interviews before Stan passed away.

EVERMOR

In March of 2018, Legion M announced the development of a one-hour sci-fi/fantasy series "Evermor," created by Legion M members Perry Covington and Erik Figi. In February of 2019, Legion M announced that Andrew Cosby (writer of the 2019 Hellboy movie and co-creator of SyFy’s hit series “Eureka”) has attached to the series as showrunner.

AIRSHIP COWBOYS

In March of 2018, Legion M announced “Airship Cowboys,” a half-hour adult animated comedy created by Legion M members Adam Beason and Jed Rigney.

Completed Projects

Once an Active Project has reached a point where we don’t expect it to earn significant additional revenue, we consider it completed. As of April 2023, Legion M has the following completed projects.

SAVE YOURSELVES!

Save Yourselves! is a feature film directed by Alex Huston Fischer and Eleanor Wilson starring Sunita Mann and John Paul Reynolds. It was released by Bleecker Street Media in 2020. As a release partner with Bleecker Street, Legion M’s return on this project was based on the success of the film in the first 2 years of release. In addition, we secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

CELEBRATING WILLIAM SHATNER LIVE EVENTS

In July of 2022 Legion M hosted a day of live events at San Diego Comic Con featuring Legion M advisor William Shatner. Legion M generated ticket revenue through a combination of ticketed events that included a handprint ceremony at the Theaterbox in San Diego, multiple autograph signings, and a rooftop party.

THE LEFT RIGHT GAME

In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series “The Left Right Game” co-produced by and starring Tessa Thompson. Note that Legion M got involved with the podcast after the series had already been released and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Legion M made a small “in-kind” investment for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal and carry a line of products for “The Left Right Game” in the Legion M store.

TOLKIEN

In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

EXCELSIOR! A CELEBRATION OF THE AMAZING, FANTASTIC, INCREDIBLE & UNCANNY LIFE OF STAN LEE

On January 30, 2019, Legion M partnered with Stan Lee’s POW! Entertainment, Kevin Smith’s Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018.  Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hamill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee’s charity of choice, The Hero Initiative.  Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the Company, but to generate marketing and awareness of Legion M by “giving back” to Stan and the community of fans who loved him.

BAD SAMARITAN

In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc., forging an innovative P&A investment for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan.

STAN LEE CELEBRATION

On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, Spawn creator Todd McFarlane, “S.H.I.E.L.D.” star Clark Gregg and Black Panther star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a “Tony Stark House Party” at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors. As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise.

COLOSSAL

In early 2017, we partnered with distribution company NEON for the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2022, Legion M had approximately $341,050 cash on hand, and approximately $390,778 of investor funds from Round 8 in escrow at StartEngine.

In May of 2020, we received an initial COVID related emergency grant of $10,000 from the low interest Economic Injury Disaster Loan (“EIDL”) program administered by the SBA.

In March of 2021 the Company received a second PPP loan for an amount of $108,573, which was completely forgiven by the SBA on February 14, 2022.

In January of 2021 the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years. Payments for this loan began August 2022 and is $236 per month. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from a corporate American Express credit card.

In October of 2022 Legion M launched our 9th round of equity crowdfunding at startengine.com/legion. As of April 2023, this round has raised over $2.3 million from more than 9,000 investors. The company typically receives funds from StartEngine every 2-4 weeks for investments that have cleared.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the Company. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We’ve had multiple successful rounds of equity crowdfunding so far, but that does not guarantee that future rounds will also be successful. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

TRENDS

The following sections contain a discussion of some of our planned activities in the coming months. There’s no guarantee that we’ll follow this plan or be able to execute it successfully. As a startup, we’re constantly changing and evolving our plans as we react to current opportunities and market conditions.

Growing Our Community

We believe that the size of our community is the single most important factor in the company’s long-term chances of success. That’s because we believe the strength, power, and value of our company depends on the size and strength of our community. A Legion of 1 is worthless, but a Legion of 1,000,000 could be invaluable. We also believe that as our community grows, so will our access to high quality entertainment projects and our ability to market, support, and monetize them.

After the uncertainty and disruptions caused by the pandemic, Legion M is hoping to expand our community in 2023. Round 8, which closed in April of 2022, was our largest round ever with over $3.85MM worth of investments. Round 9, which opened in October 2022 is already our largest round (by number of investors) with more than 10,000 investments from more than 9,000 individual investors. We’re also working on projects with a number of high-profile actors (including William Shatner, Simon Pegg, Minnie Driver, Sean Astin, Ali Larter, Christopher Lloyd, etc.) that we believe can help us grow our community.

After surpassing 40,000 shareholders, much of our focus will be pushing this number higher in 2023.

Fundraising

For the first time in Round 9, Legion M was able to reduce our minimum investment from $100 to just $40. We feel like this is an important step in making Legion M as accessible as possible and allowing us to grow our community. We believe it’s also helpful for investors given the current macroeconomic climate.

This has resulted in Round 9 becoming the largest (in terms of shareholders) round in Legion M history, with over 9,000 unique investors (and growing every day). That said, this and other factors have also resulted in a reduction of the average investment amount between Round 8 to Round 9 from over $500 to about $250 per investor (note that a great deal of investment activity typically comes at the end of the round, so the Round 9 average investment may change between now and the end of the round). In response, Legion M is working to develop more cost-effective ways of fundraising as well as looking for ways to reduce Legion M costs, and focusing on business models that are less capital intensive.

The Picture  “You Can Call Me Bill”

Legion M Entertainment, Inc. conducted a Regulation Crowdfunding offering and a concurrent Regulation D offering (the “Shatner Offering”) in the first quarter of 2023 in which it raised approximately $750,000 from the sale of securities called “Shatner Shares.” Holders of the Shatner Shares have the right to receive a portion of the Net Picture Revenue generated by the documentary film “You Can Call Me Bill” (“The Picture”). The Shatner Offering was conducted through the William Shatner Documentary I (the “SPV”), a series of Wefunder SPV, LLC, a Delaware limited liability company (the “LLC”) and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The SPV will use the funds received in this offering to purchase an equivalent amount of Shatner Shares, which it will hold on behalf of the investors in this offering. The SPV has no purpose other than to hold the Shatner Shares issued by the company and pass through the rights related to the Shatner Shares or the “Securities.” For more detail regarding the Securities see the Financing Agreement for The Picture “You Can Call Me Bill” filed as Exhibit 6.5 to this Annual Report.

In November of 2022 a rough cut of The Picture was completed and submitted to film festivals. In December of 2022 Legion M entered discussions with a sales agent that, pending a signed agreement, will represent the film throughout the sales process. The Picture was completed in  Q1 of 2023 and premiered at the SXSW Film Festival. Legion M has an agreement with XYZ Pictures to act as sales agent and represent the film throughout the sales process. As of April 2023 the public release date has yet to be determined.

With our successful fundraising round for You Can Call Me Bill, Legion M has also demonstrated an ability to raise money directly for individual projects. We expect to have additional offerings like that in the future.

Projects

Due largely to disruptions caused by the pandemic, Legion M did not have any major projects release in 2021 or 2022. That said, as of April 2023 we have stakes in 4 major films, all of which are currently in post-production with anticipated premiere or release dates in 2023. This includes:

•       The Man in the White Van (produced by Legion M and Garrison Film)

•       This is Not Financial Advice (equity investment by Legion M)

•       Nandor Fodor and the Talking Mongoose (equity investment by Legion M)

•       You Can Call Me Bill (produced by Legion M and Exhibit A Pictures)

In addition to these films, we also have over a dozen development projects for both film and TV (many of which are described above in the “Projects” section) that we hope to move forward, and we are continually in discussions regarding new projects to add to our slate. Over time, we’ve seen that the larger the company gets, the more access we have to higher quality opportunities. We expect this trend will continue.

Revenue

At this stage in the company’s development, we are not focused on short-term revenue, but instead on growing the size of our community and developing what we believe could become a significant long-term competitive advantage for the company. In addition, much of our revenue is project-based, which can be very “lumpy,” with big chunks that come in all at once combined with smaller streams that can steadily accumulate over time. As a result of these factors, we expect that our near-term revenue will continue to be volatile as we develop and grow our community and our business.

Costs

After years of growth fueled by competition for subscribers by streaming companies, the market for content currently appears to be going through a contraction, with many large companies cutting projects, budgets and staff. Legion M is adapting to this by devoting more of our business development focus towards industry models that are not directly related to production (e.g. away from development and towards distribution and release partnerships). In addition, we’re working to find ways to reduce costs and conserve capital.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies.”

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s executive officers and directors are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers:
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	53	Appointed to indefinite term of office March 9, 2016	Full-time
Jeff Annison	Co-Founder and President	51	Appointed to indefinite term of office March 9, 2016	Full-time
Terri Lubaroff	Chief Operating Officer, Secretary	50	Appointed to indefinite term of office Nov. 15, 2017	Full-time
Directors:
Paul Scanlan	Director	52	Appointed to indefinite term of office March 4, 2016
Jeff Annison	Director	51	Appointed to indefinite term of office March 4, 2016
Terri Lubaroff	Director	50	Appointed to indefinite term of office November 15, 2017.

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M’s Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV’s success from a start-up to a market leader in a fast growing space. Mr. Scanlan continues to serve as a director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah’s book, “Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes.” Mr. Scanlan serves as an adjunct lecturer of entrepreneurship for Northwestern Kellogg and Northwestern Pritzker Law School and earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M’s Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV’s engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

Terri Lubaroff – Chief Operating Officer, Secretary

Terri Lubaroff, Esq. is Chief Operating Officer and Corporate Secretary of Legion M. She started at Legion M as Head of Acquisition and Corporate Secretary in March 2016 and was promoted to COO in November 2017. Prior to joining Legion M, Ms. Lubaroff served as Chief Operating Officer of Meltdown Comics and Collectibles, Meltdown Entertainment, and its tech incubator Meltdown Reactor where she incubated nascent tech start-ups in the entertainment space and oversaw white label activations for companies like Microsoft and Wizards of the Coast. She served in that position from January 2014 through January 2016. Contemporaneously, Ms. Lubaroff maintained her own legal practice, both at the Lubaroff Entertainment Law (November 2013-Sept. 2016) and Lubaroff Mediation (August 2009-Sept. 2016). She also oversaw an unscripted reality series with the SyFy channel. Ms. Lubaroff has been an entrepreneur, a lawyer, a mediator and a TV and Film development executive. She previously ran Humble Journey Films, which had an overall deal at Paramount/CBS where she developed and sold nine TV pilots to networks such as NBC, CBS, BET and VH1, two of which she co-created and co-wrote.  Ms. Lubaroff has also worked as a talent and literary manager and as a writer and producer in various capacities, including ghost-writing for various clients. She began her entertainment career as an actor, writer and live event producer and director. A member of the California Bar and the Florida Bar, Terri is a frequent guest speaker for the entertainment industry, most notably at San Diego Comic-Con, and was quoted about TV development in the 2008 book, “Small Screen, Big Picture."  Terri studied theatre performance and directing and law at the University of Florida, with specialized training in mediation and negotiation from Pepperdine University’s School of Law. She is a member of the Television Academy, the Hollywood Radio and Television Society and the Producers Guild of America.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2022, we compensated our three highest paid executive officers and directors on as follows:

	Capacities in which compensation was received	Salary (1) ($)	Health Benefits (3) ($)	Other Non-Cash Compensation (2) ($)	Total compensation ($)
Paul Scanlan	CEO	$143,428	$19,418	$0	$162,846
Jeff Annison	President	$156,369	$19,418	$0	$175,787
Terri Lubaroff	COO/Head of Content	$167,654	$0	$0	$167,654

(1)	In April 2020, most of the Legion M staff implemented voluntary pay cuts in response to the COVID-19 crisis. As of April 2023, all of these cuts have been rolled back.
(2)	In 2022 Terri Lubaroff received a cash bonus to cover costs she incurred when serving on-set in Shreveport LA as producer of The Man In The White Van. This amount has been included in her salary listed above.
(3)	Legion M executives receive medical and health benefits, life insurance, short and long term disability insurance coverage generally available to all salaried employees. However, some executives pay a lower percentage of premiums for health benefits than other salaried employees. “Health Benefits” reflects the value of this additional benefit (when applicable).

For the fiscal year ended December 31, 2022, we did not pay our directors in their capacity as directors. There are three directors in this group.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of April 1, 2022, Legion M’s voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Name of Beneficial Owner	Address of beneficial owner	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable (1)(3)	Percent of class (2)
Paul Scanlan	1801 Century Park East, 24th Floor	7,333,310 shares of Class B Common Stock		44.5%
	Los Angeles, CA 90067	1,440 shares of Class A Common Stock		<1%

Jeff Annison	1801 Century Park East, 24th Floor	5,982,510 shares of Class B Common Stock		36.3%
	Los Angeles, CA 90067	560 shares of Class A Common Stock		<1%

Directors and Officers	1801 Century Park East, 24th Floor	14,488,720 shares of Class B Common Stock	972,900 shares available	83.1%
as a group	Los Angeles, CA 90067	2,350 shares of Class A Common Stock	under stock options (4)	<1%

(1) Based on a total of 16,492,620 shares of Class B Common Stock and 17,529,001 shares of Class A Common Stock, which are issued and outstanding as of April 1, 2022.

(2) This calculation is the number of shares of voting securities that a person owns now, plus the number of shares the person is entitled to acquire as of June 1, 2022. That amount is then shown as a percentage of the issued and outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership.

(3) All shares are directly held.

(4) The options were granted under the 2016 Equity Incentive Plan.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

ITEM 6. OTHER INFORMATION

Not applicable.

ITEM 7. FINANCIAL STATEMENTS

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2022 and 2021

Legion M Entertainment, Inc.

TABLE OF CONTENTS

To the Board of Directors of

Legion M Entertainment, Inc.

Emeryville, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Legion M Entertainment, Inc. (the “Company”) which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has no profits since inception, incurred negative operating cash flows, and has sustained net losses of $2,827,478 and $2,939,564 for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company has an accumulated deficit of $17,244,182 as of December 31, 2022. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 28, 2023

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Legion M Entertainment, Inc.
Balance Sheets
As of December 31, 2022 and 2021

	As of December 31, 2022	As of December 31, 2021
ASSETS
Current assets:
Cash	$341,050	$1,227,661
Subscriptions receivable in escrow	390,778	571,112
Other receivable	13,939	7,003
Inventory	172,895	146,501
Accounts receivable	87,913	30,817
Loan receivable	314,053	-
Prepaid expenses	62,066	55,588
Total current assets	1,382,694	2,038,682

Non-current assets:
Property and equipment, net	3,889	4,158
Investments in productions, net	821,640	586,255
Total non-current assets	825,529	590,413
TOTAL ASSETS	$2,208,223	$2,629,095

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$510,222	$414,655
Deferred revenue	416,737	246,612
Note payable	-	108,573
Accrued expenses	62,035	61,116
Total current liabilities	988,994	830,956

Long-term liabilities:
Loan payable	149,900	48,200
Total long-term liabilities	149,900	48,200
Total liabilities	1,138,894	879,156

Stockholders' equity:
Class A common stock, $0.0001 par, 170,000,000 authorized, 17,169,132 and 15,417,830 issued and outstanding at December 31, 2022 and 2021, respectively	1,717	1,541
Class B common stock, $0.0001 par, 30,000,000 authorized, 16,492,620 issued and outstanding, 16,465,900 vested at December 31, 2022 and 16,492,620 issued and outstanding, 16,465,900 vested at December 31, 2021	1,649	1,649
Additional paid-in capital	18,310,145	16,163,453
Accumulated deficit	(17,244,182)	(14,416,704)
Total stockholders' equity	1,069,329	1,749,939
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,208,223	$2,629,095

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc. Statements of Operations
For the years ended December 31, 2022 and 2021

	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenue	$650,044	$1,062,732
Costs of net revenues	591,918	726,773
Gross profit	58,126	335,959

Operating expenses:
Compensation and benefits	1,254,125	1,128,550
Sales and marketing	1,047,632	1,738,695
Independent contractors	112,075	13,310
Professional fees	215,226	189,717
Travel expenses	46,427	44,529
General and administrative	189,297	169,205
Depreciation	2,937	4,484
Asset impairment	121,485	140,556
Total operating expenses	2,989,204	3,429,046
Loss from operations	(2,931,078)	(3,093,087)
Other income:
Gain on loan forgiveness	108,573	139,868
Grant	-	15,013
Total other income	108,573	154,881
Other expense:
Interest expense	4,973	1,358
Total other expense	4,973	1,358
Other income/(expense), net	103,600	153,523
Net loss	$(2,827,478)	$(2,939,564)

Weighted average common shares:
Basic and Diluted	32,679,873	29,890,570

Net earnings/(loss) per share:

Basic and Diluted	$(0.09)	$(0.10)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2022 and 2021

	Class A Common Stock		Class B Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid- in-Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2020	12,389,170	$1,238	16,372,430	$1,637	$12,405,603	$(11,477,140)	$931,338

Common stock issuances:
Class A ($0.0001 par, $1.43 issue)	866,350	87	-	-	1,237,061	-	1,237,148
Class A ($0.0001 par, $1.50 issue)	1,804,560	180	-	-	2,706,660	-	2,706,840
Conversion of Class A to Class B	(120,190)	(12)	120,190	12	-	-	-

Bonus Shares	477,940	48	-	-	699,323		699,371

Stock based compensation	-	-	-	-	222,024	-	222,024

Offering costs	-	-	-	-	(258,299)	-	(258,299)

Share bonuses	-	-	-	-	(848,919)	-	(848,919)

Net loss	-	-	-	-	-	(2,939,564)	(2,939,564)
Balance at December 31, 2021	15,417,830	$1,541	16,492,620	$1,649	$16,163,453	$(14,416,704)	$1,749,939

Common stock issuances:
Class A ($0.00001 par, $1.50 issue)	745,290	75	-	-	1,117,860	-	1,117,935
Class A ($0.00001 par, $1.65 issue)	847,213	85	-	-	1,397,816	-	1,397,901
Bonus Shares	158,799	16	-	-	253,215		253,231

Stock based compensation	-	-	-	-	235,794	-	235,794

Offering costs	-	-	-	-	(331,625)	-	(331,625)

Share bonuses	-	-	-	-	(526,368)	-	(526,368)

Net loss	-	-	-	-	-	(2,827,478)	(2,827,478)
Balance at December 31, 2022	17,169,132	$1,717	16,492,620	$1,649	$18,310,145	$(17,244,182)	$1,069,329

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
Statements of Cash Flows
For the years ended December 31, 2022 and 2021

	For the year ended December 31, 2022	For the year ended December 31, 2021
Cash flows from operating activities
Net loss	$(2,827,478)	$(2,939,564)
Adjustments to reconcile net loss to net cash used in operating activities:
Inventory impairment	23,557	32,222
Investments impairment	121,485	140,556
Production costs charged to cost of net revenues	85,491	199,519
Depreciation	2,937	4,484
Stock compensation expense	235,794	222,024
Gain on loan forgiveness	(108,573)	(139,868)
Changes in operating assets and liabilities:
(Increase)/decrease in other receivables	(6,936)	67
(Increase)/decrease in inventory	(49,951)	(45,055)
(Increase)/decrease in accounts receivable	(57,096)	(20,895)
(Increase)/decrease in accrued revenue	-	22,804
(Increase)/decrease in prepaid expenses	(6,478)	(3,265)
Increase/(decrease) in accounts payable	95,567	275,221
Increase/(decrease) in deferred revenue	170,125	221,468
Increase/(decrease) in accrued expenses	919	(84,389)
Net cash used in operating activities	(2,320,637)	(2,114,671)

Cash flows from investing activities
Purchase of property and equipment	(2,668)	(3,156)
Loans to production	(314,053)	-
Investments in productions	(442,361)	(29,911)
Net cash used in investing activities	(759,082)	(33,067)

Cash flows from financing activities
Proceeds from issuance of Class A common stock	2,423,033	3,318,054
Proceeds from notes payable	101,700	156,773
Offering costs	(331,625)	(258,299)
Net cash provided by financing activities	2,193,108	3,216,528
Net change in cash	(886,611)	1,068,790

Cash at beginning of year	1,227,661	158,871
Cash at end of year	$341,050	$1,227,661

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company” or “Legion M”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

Revenue totaled $650,044 and $1,062,732 for the years ended December 31, 2022 and 2021, respectively. The Company’s activities since inception have consisted of formation activities; research and development; raising capital; business development; developing, financing, producing, marketing, and releasing entertainment projects; establishing and growing the Legion M community and culture; building infrastructure to support the community; and marketing for principal operations. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is in early growth phase and therefore has just started generating revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $2,827,478 and $2,939,564 for the years ended December 31, 2022 and 2021, respectively. The Company has accumulated deficit of $17,244,182 as of December 31, 2022. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The Company has successfully raised more than $17,000,000 over nine rounds of funding (including Round 9, which is currently open as of April 2023), with an expectation to continue raising money in the future. No assurance can be given that the Company will be successful in these future fundraising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Stock Split

From December 27, 2021 through January 7, 2022 Legion M held a special stockholders’ meeting during which a 10-for-1 stock split was passed by the outstanding Class A Common Stock and Class B Common Stock.

On July 15, 2022, the Company effected a 10-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The amended and restated articles of incorporation increased the authorized stock from 100,000,000 shares (post stock split) of common stock with a par value of $0.0001 to 200,000,000 shares (post stock split) of common stock with a par value of $0.0001 with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2022 the cash balance exceeded the FDIC insured limits by $75,057.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2022 and 2021, allowances of $0 and $0 for doubtful accounts were established, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity on the balance sheet.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe).

Inventory

Inventories are comprised of merchandise (t-shirts, collectibles, hats, etc.) that are used for marketing and/or for sale in the Legion M store (shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of December 31, 2022 and 2021 were $172,895 and $146,501, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand. As a result of that review, the fair value of the inventory has been reduced and $23,557 and $32,222 was recorded as costs of net revenues on the statement of operations as an asset impairment during the years ended December 31, 2022 and 2021, respectively.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, the Company considers these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after ten years.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, the Company reduced the expectations on certain projects. The fair value of the investments was reduced and $121,485 and $140,556 was recorded as an impairment loss on the statement of operations as an asset impairment during the years ended December 31, 2022 and 2021, respectively.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2022 and 2021. Property and equipment additions totaled $2,668 and $3,156 for the years ended December 31, 2022 and 2021, respectively. Depreciation expense totaled $2,937 and $4,484 for the years ended December 31, 2022 and 2021, respectively.

	As of	As of
	December 31, 2022	December 31, 2021
Original Cost	$55,513	$52,845
Accumulated Depreciation	(51,624)	(48,687)
Property and equipment, net	$3,889	$4,158

Loan Receivable

During 2022, the Company made various loans to a production in which the Company is an investor. The loans were used to cover production costs. During 2022, the Company made loans totaling $314,053 with that amount outstanding as of December 31, 2022. This loan balance was repaid to the Company in February 2023 in conjunction with a crowdfunding campaign for the production (see Note 7). These loans did not earn any interest and no interest income was recorded.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Emergency Relief

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program (“PPP”), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration (“SBA”), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

In May 2020, the Company was approved for a PPP loan of $139,868. The Company applied for and was granted complete forgiveness for the $139,868 PPP Round 1 loan. The SBA completely forgave this loan in March 2021 and the amount is recorded on the statement of operations as other income.

The Company applied for and was granted relief from California and North Carolina state programs totaling $15,013. This amount has been recorded as other income on the statement of operations for the year ended December 31, 2021.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in July 2022 for 30 years. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516. During the years ended December 31, 2022 and 2021 the Company recognized $4,973 and $1,358 of accrued interest expense related to this loan, respectively. The outstanding principal balance of the EIDL Loan was $149,900 and $48,200 as of December 31, 2022 and 2021, respectively.

Year	Principal Payments
2023	$-
2024	-
2025	-
2026	-
2027	-
Thereafter	149,900
$149,900

The Company also applied for and was approved for PPP Round 2 loan of $108,573 on March 15, 2021. The Company applied for and was granted complete forgiveness for the $108,573 PPP Round 2 loan on February 14, 2022 and the amount is recorded on the statement of operations as other income.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $650,044 and $1,062,732 for the years ended December 31, 2022 and 2021, respectively. The Company has recognized revenue from many different business models, including:

•	Consumer Products and Media
•	Finance/Production/Distribution
•	Release Partnerships
•	Events

Consumer Products and Media revenue was $475,539 and $524,383 for the years ended December 31, 2022 and 2021, respectively. Finance/Production/Distribution revenue was $96,314 and $445,345 for the years ended December 31, 2022 and 2021, respectively. Release Partnerships revenue was $27,591 and $55,000 for the years ended December 31, 2022 and 2021, respectively. Event revenue was $50,600 and $38,004 for the years ended December 31, 2022 and 2021, respectively.

Revenue from Consumer Products and Media and Events are recognized at a point in time when the merchandise is delivered or the Event has concluded. Revenue from Finance/Production/Distribution and Release Partnerships are recognized over time and may extend over multiple months or years.

While Legion M receives revenue from a wide variety of sources, revenue may be categorized as either:

•	Project Revenue. Revenue directly related to our contracts for entertainment projects in development.
•	Non-Project Revenue. All other revenue, including sales of non-licensed merchandise, ticket and sponsorship income for Legion M community events, and revenue attributable to shipping and handling fees, including when those fees are associated with project-related merchandise

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Deferred Revenue

Deferred revenue is recorded for payments received that have not yet been earned. The Company may have Deferred revenue related to Consumer Products and Media, Release Partnerships and Events. Deferred revenue was $416,737 and $246,612 as of December 31, 2022 and 2021, respectively. For both years, these balances comprised primarily outstanding gift cards for Merchandise Sales attributable to investor rewards (see Note 4).

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet as of December 31, 2022.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns through 2021 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2022 and 2021, the Company had total taxable net operating loss carryforwards of approximately $16,286,696 and $13,262,222, respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% and 8.8%, respectively, and has used an effective blended rate of 28.0% to derive a net deferred tax assets of approximately $5,082,222 and $4,167,809 as of December 31, 2022 and 2021, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2022 and 2021. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes As of December 31, 2022 and 2021:

	As of December 31, 2022	As of December 31, 2021
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	(28.0)%	(28.0)%
Effective tax rate	0%	0%

	As of December 31, 2022	As of December 31, 2021
Deferred tax assets:
Stock based compensation	$522,545	$456,562
Net operating loss carryforward	4,559,677	3,711,247
Net deferred tax assets	5,082,222	4,167,809
Less: Valuation allowance	(5,082,222)	(4,167,809)
Net deferred tax asset	$-	$-

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2022 and 2021, the Company recognized no interest or penalties.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of	As of
	December 31, 2022	December 31, 2021
Warrants	570,000	570,000
Options	4,411,880	4,366,880
Total dilutive securities	4,981,880	4,936,880

As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS’ EQUITY

The Company's articles of incorporation, as amended and restated, authorize 200,000,000 shares common stock (post stock split) with a par value of $0.0001, and authorize the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 976,480 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

During the period from March 4, 2016 (inception) to December 31, 2016, 15,460,400 shares of Class B Common Stock were issued at prices ranging from $0.00001 to $0.0001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2022 and 2021, 16,465,900 and 16,465,900 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2022 and December 31, 2021 the 26,720 unvested shares will either vest or expire by April 2026.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 1,428,570 shares of Class A Common Stock. The offering price for this offering was $0.70 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, the Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 276,460 shares of Class A Common Stock. The offering price for this offering was $0.70 per share.

The Company had a Regulation Crowdfunding and a Regulation A funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $0.75 per share. During the year ended December 31, 2017, 2,728,700 shares were sold generating $2,038,339.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

The Company had a Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $0.75 per share through May 14, 2018, $0.83 per share through October 3, 2018 and $0.89 per share for the remainder of the year. During the year ended December 31, 2018, 2,268,980 shares were sold generating $1,923,652.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $0.89 per share through July 15, 2019, $1.00 per share through November 6, 2019 and $1.07 per share for the remainder of the year. During the year ended December 31, 2019, 4,634,110 shares were sold generating $4,386,442.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2020 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $1.07 per share through April 29, 2020, and $1.43 per share for the remainder of the year. During the year ended December 31, 2020, 987,900 shares were sold generating $1,188,839.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2021 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $1.43 per share through April 30, 2021, and $1.50 per share for the remainder of the year. During the year ended December 31, 2021, 2,670,910 shares were sold generating $3,943,988.

For the rounds that were active as of December 31, 2022, 2021 and 2020, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest.

One of those rewards are bonus shares, which was granted to investors for free once their investment closes. The company issued 243,600 bonus shares related to this round. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.20 for 2020 and 2021.

For the round that was active as of December 31, 2021 and during the year ended December 31, 2022, with a per share price of $1.50 paid by investors for shares of Class A Common Stock, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined above), etc.) based on amount of money they invest. The company issued 58,580 and 234,340 bonus shares related to this round during the years ended December 31, 2022 and December 31, 2021, respectively. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.34.

For the round that was active as of December 31, 2022, with a per share price of $1.65 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The company issued 100,219 bonus shares related to this round during the year ended December 31, 2022. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.48.

As of 2020, the total reward value owed for the shares sold in the year was undeterminable as not all reward choices had not been made. The Company made an estimate for the maximum gift card reward owed of $111,384 as being the largest cash amount required and recorded a liability for such to accrued expenses in the balance sheet as of December 31, 2020 and as a reduction to additional paid-in capital for the year ended December 31, 2020. As of December 31, 2021, all appliable awards for shares issued and outstanding had been determined. As many rewards were bonus shares and not gift cards, the total reduction to additional paid-in-capital for the year ended December 31, 2021 was $848,919.

The Company received partial proceeds disbursement of funds committed from these equity offerings during the years ended December 31, 2022 and 2021 of $2,423,033 and $3,318,054, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder and StartEngine, the Company’s funding portals. At the end of each month, there is a balance of funds held by Wefunder and Start Engine for future distribution to the Company. The escrow balance as of December 31, 2022 and 2021 was $390,778 and $571,112, respectively.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

In October 2018, the Company received a prepayment totaling $100,000 for a future investment in the Company from one of the Company’s largest investors. As the funds had been received but the investment contracts not finalized, the $100,000 prepayment was included on the balance sheet as a “Pending investment” liability as of December 31, 2018. That investment was finalized in 2019 and the Company issued shares to this investor at $0.83 per share, consistent with other investors at that time and included in the 2019 issuances discussed above. During 2021, it was determined that this investor should have received Class B shares. Therefore, 120,190 shares were converted from Class A shares to Class B shares.

As of December 31, 2022 and 2021, the Company had 17,169,132 and 15,417,830 shares of Class A Common Stock and 16,492,620 and 16,492,620 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 2,539,600 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 5,000,000 options to purchase Class B Common Stock. As of December 31, 2022 and 2021, there were 3,127,720 and 3,172,720 options available for issuance, respectively.

As of December 31, 2022 and 2021, the Company had issued and outstanding 4,411,880 and 4,366,880 options to purchase Class B Common Stock under the Plan, respectively.

	December 31, 2022		December 31, 2021
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	4,366,880	$0.71	3,914,260	$0.66
Granted	45,000	$1.25	452,620	$1.14
Exercised	-		-
Forfeited	-		-
Outstanding - end of year	4,411,880	$0.72	4,366,880	$0.71

Exercisable at end of year	3,950,900	$0.74	3,691,770	$0.72

Intrinsic value of options outstanding at year-end	$3,450,090		$3,440,665

Weighted average grant date fair value of options granted during year	$0.71		$0.63

Weighted average duration (years) to expiration of outstanding options at year-end	5.0		6.1

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 28 months.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Risk Free Interest Rate	2.00%	0.64%-1.07%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	6.0	5.6 – 7.0
Fair Value per Stock Option	$0.71	$0.61-$0.67

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $149,419 and $207,629 for the years ended December 31, 2022 and 2021, respectively.

Unrecognized share-based compensation expense was $311,676 and $419,523 as of December 31, 2022 and 2021, respectively. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 29 and 38 months as of December 31, 2022 and 2021, respectively.

Warrants

In April 2016, the Company issued 270,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.001 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2022 and 2021, 270,000 and 270,000 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 of such to additional paid-in capital and as marketing expense during the years ended December 31, 2022 and 2021. All associated expense was recorded in prior periods, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 50,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.75 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project in 2017. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

In October 2021, the Company issued 250,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of; ten years after their date of issuance (2031), any change in control, or an initial public offering. The exercise price for the common stock warrants is $1.25 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2022 and 2021, 145,833 and 83,333 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $172,750, and recognized $86,375 and $14,395 of such to additional paid-in capital and as stock-based compensation during the years ended December 31, 2022 and 2021, respectively.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

The assumptions utilized for valuing these warrants in the year ended December 31, 2021 are as follows:

2021
Risk Free Interest Rate	1.11%
Expected Dividend Yield	0.00%
Expected Volatility	60.00%
Expected Life (years)	6.0
Fair Value per Warrant	$0.69

As of December 31, 2022 and 2021, there was $71,979 and $158,354 of unrecognized share-based compensation expense, respectively. The remaining outstanding warrants have a weighted average duration to expiration of 69 and 81 months as of December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, there were 570,000 and 570,000 warrants outstanding with weighted average exercise price per share of $0.61 and $0.61, and 465,833 and 340,830 warrants vested with weighted average exercise price per share of $0.47 and $0.19, all respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2020, the Company adopted FASB ASU No. 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials. The adoption of ASU 2019-02 has had no material impact on the Company’s financial position, results of operations or cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of ASU 2016-02 has had no material impact on the Company’s financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Next Step Financing Offering

As of April 2023, Legion M is continuing to raise money via its ninth round of equity crowdfunding under the JOBS Act. As of April 2023, 359,869 shares have been sold raising $544,289. The Company expects that many successive rounds of funding will be needed to achieve the Company’s long-term goals of uniting 1 million fans as shareholders of the company.

William Shatner Documentary

During 2022, the Company paid certain costs associated with the production of You Can Call Me Bill, a documentary on the life and career of William Shatner. These expenditures are recognized as a Loan to Production on the Company’s financial statements. In January 2023, the Company completed concurrent equity crowdfunding and Reg D offerings on behalf of the production. These combined offerings raised $750,000 from over 1,200 investors. A portion of the funds raised were used to repay the Company for the balance of the loan. The remainder of the funds will be used to pay any costs incurred for and by the production.

Legion M Entertainment, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Management’s Evaluation

Management has evaluated subsequent events through April 28, 2023, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*

2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (September 28, 2018)*

2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (July 15, 2022)*

2.4	Amended and Restated Bylaws*

4.	Form of Subscription Agreement*

6.1	Employment Agreement (Paul Scanlan)*

6.2	Employment Agreement (Jeff Annison)*

6.3	Employment Agreement (Terri Lubaroff)*

6.4	2016 Equity Incentive Plan*

6.5	Financing Agreement for The Picture “You Can Call Me Bill” #

8.	Escrow Agent Agreement*+

#	Filed herewith.
*	Filed as an exhibit to the Legion M Entertainment Inc.’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11966)
+	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on May 1, 2023.

Legion M Entertainment, Inc.

/s/ Paul Scanlan
By Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Paul Scanlan
Paul Scanlan, Chief Executive Officer, Chief Financial Officer, Treasurer and Director
Date: May 1, 2023

/s/ Jeff Annison
Jeff Annison, President and Director
Date: May 1, 2023

/s/ Terri Lubaroff
Terri Lubaroff, Director
Date: May 1, 2023